Exhibit 99

2nd August 2004

PORTUGUESE COMPETITION AUTHORITY APPROVES

UNITED BISCUITS’ ACQUISTION OF TRIUNFO

United Biscuits (“UB”), a leading European manufacturer of biscuits and snacks, today announced that its acquisition of Triunfo Productos Alimentares S.A (“Triunfo”) has been approved by the Portuguese Competition Authority.  Triunfo is the leading biscuit manufacturer in Portugal and will now form UB’s principal operating base in this market.

In 2004, combined sales for UB and Triunfo are forecast to reach 75 million Euros.  The enlarged business will have a 39% share of the biscuit market and produce some of Portugal’s best known brands such as Hookie, Clasicas, Waferland, Corinta and Chipmix.

Commenting on the announcement, Malcolm Ritchie, Chief Executive, said,” This acquisition significantly strengthens our presence in Iberia adding a portfolio of strong market leading brands with the potential for cross-over into our other markets.  Southern Europe has long been one of our fastest growing regions consequently we now have six production plants giving us the scope to continue to increase sales and market share.”

Media contacts:

CardewChancery

Tim Robertson	Tel: 020 7930 0777	Mobile: 07900 927650
Sofia Rehman	Tel: 020 7930 0777	Mobile: 07771 683 185

Notes to editors - UB

•                  In 2003, UB achieved sales of £1.3 billion. Branded sales increased to account for 87% of sales

•                  UB is the market leader in biscuits production in the UK, Spain and the Netherlands and number two in France and Portugal.  KP Snacks is number two in the UK in terms of sales and number one in nuts.

•                  UB owns some of Europe’s best known biscuits and snacks brands including McVitie’s, one of the best known brands in the UK, Penguin, go ahead!, McVitie’s Jaffa Cakes, McV a:m, Hula Hoops, Mini Cheddars and McCoy’s, and Delacre, BN, Fontaneda and Verkade in Europe.

•                  UB employs over 10,000 people, of whom over 7,000 work in the UK.

•      UB has 29 sites of which 14 are in the UK.

•                  UB in Southern Europe produces in three main categories: biscuits; powdered desserts; and producing fruit juice, canned meats and tomato products.

•                  UB produces and markets some of the best known brands in the SE food sector, including Apis, Belgas, Chiquilin, Filipinos, Maria Dourada, Royal, and Oreo.

•                  In Spain, UB has two biscuit production plants, three plants producing fruit juice, canned meats and tomato products, and one producing powdered desserts.

•                  UB has a workforce of about 1,170 in Portugal and Spain, with sales of 305 million Euros in 2003.